767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

June 24, 2020

VIA EDGAR TRANSMISSION

Jennifer López
Staff Attorney

Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Dun & Bradstreet Holdings, Inc.
Registration Statement on Form S-1
Filed June 18, 2020
File No. 333-239050

Dear Ms. López:

On behalf of our client, Dun & Bradstreet Holding, Inc., a Delaware corporation (f/k/a Star Intermediate I, Inc.) (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated June 19, 2020.  In connection with such response, the Company will be submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001799208) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No.1 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 49

1.                                      We note that your disclosure no longer says that the U.S. federal district courts are the exclusive forum for Exchange Act claims, but now says that the exclusive forum provision in your amended and restated certificate of incorporation “shall not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act.”  Please tell us what is meant by this statement and revise your disclosure here and on page 188 to clearly state whether the state exclusive forum provision applies to claims brought under the Exchange Act.  If the provision does not apply to Exchange Act claims, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 195 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:           Anthony M. Jabbour

Chief Executive Officer

Dun & Bradstreet Holdings, Inc.